A 8/20

SECURITI SSION

04013103

RECD S.E.C.
AUG 05 2004

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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
8-47664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Santander Investment Securities Inc. - (formerly **Santander Central Hispano Investment Securities Inc.**)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street

(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Boyle **(212) 407-4542**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

PROCESSED
AUG 27 2004
THC
FINA

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.
(S.E.C. I.D. No. 8-47664)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder of
Santander Central Hispano Investment Securities Inc.:

We have audited the accompanying statement of financial condition of Santander Central Hispano Investment Securities Inc. (the "Company") (a Delaware corporation) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Santander Central Hispano Investment Securities Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2004

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	22,980,180
Cash and securities, segregated under Federal and other regulations		6,566,656
Securities owned, at fair value		960,286
Securities purchased under agreements to resell		50,002,561
Receivables from brokers, dealers and financial institutions		5,289,133
Securities borrowed		11,134,556
Receivable from customers		20,710,184
Receivable from affiliates		819,932
Fixed assets, net of accumulated depreciation of $3,505,459		1,733,381
Prepaid expenses		6,110,386
Other assets		2,340,617
TOTAL	$	128,647,872

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold, not yet purchased, at fair value	$	396,432
Payable to customers		4,746,780
Payable to brokers, dealers and financial institutions		18,577,893
Bonus accrual and other payables to employees		18,091,201
Accrued expenses and other liabilities		4,935,362
Total liabilities		46,747,668
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		289,999,990
Accumulated deficit		(208,099,796)
Total stockholder's equity		81,900,204
TOTAL	$	128,647,872

See notes to statement of financial condition

SANTANDER CENTRAL HISPANO INVESTMENT SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2003

1. ORGANIZATION

Santander Central Hispano Investment Securities Inc. (the "Company"), formerly known as Santander Investment Securities, a Delaware corporation, is wholly-owned by Santander Investment, S. A. (the "Parent"), which in turn is wholly-owned by Banco Santander Central Hispano, S. A., a Spanish banking corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). Effective January 6, 2004 the name of the Company was changed to Santander Investment Securities Inc.

The Company's business activities include investment banking, institutional sales and trading of Latin American and European equity and fixed income securities. The Company clears its U.S. transactions through a third party broker-dealer on an omnibus basis. International transactions are cleared through affiliates.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices.

Use of Estimates—In preparing the statement of financial condition management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the fair value of financial instruments. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less. Substantially all cash is held at a major money center bank.

Securities Owned and Securities Sold Not Yet Purchased—Securities transactions are recorded on a trade date basis. Securities owned or securities sold, but not yet purchased, are stated at quoted market values.

Resale and Repurchase Transactions—Securities purchased under agreements to resell ("resale agreements") and sold under agreements to repurchase are recorded as collateralized financing transactions at contractual value plus accrued interest. The Company's policy is to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2003, the Company has received securities with market values of $49,857,484, related to resale agreements. The Company has no repurchase agreements as of December 31, 2003.

Securities Borrowed and Securities Loaned Transactions— Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with

additional collateral obtained or refunded as necessary. As of December 31, 2003, the Company has received securities with a market value of $11,134,556 related to its securities borrowed transactions to satisfy delivery requirements. As of December 31, 2003, the Company had no securities loaned transactions.

Foreign Currency Translation—Assets and liabilities denominated in foreign currencies are translated at closing rates of exchange on December 31, 2003.

Underwriting and Placement Fees—Underwriting and placement revenues and fees are accrued when services for the transactions are substantially complete. Transaction related expenses are deferred to match revenue recognition.

Fixed Assets—Fixed assets are reported at historical cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over an estimated useful life of 3 years.

New Accounting Pronouncements— On December 23, 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No.132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*. The revised SFAS No. 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The new disclosures are effective for financial statements of annual periods ending after June 15, 2004 for non-public companies.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting *for Certain Financial Instruments With Characteristics of both Liabilities and Equity*. SFAS No. 150 changes the accounting for certain financial instruments, including mandatorily redeemable preferred stock and certain freestanding equity derivatives, which under previous guidance were accounted for as equity. SFAS No. 150 requires that most mandatorily redeemable preferred shares (i.e., with certain exceptions for mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of certain nonpublic entities), written put options and physically settled forward purchase contract on an issuer's shares, and certain financial instruments that must be settled by issuing a variable number of an issuer's shares, be classified as liabilities in the statement of financial condition. SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other preexisting instruments beginning in the third quarter of 2003. The adoption of SFAS No. 150 did not have material impact on the statement of financial condition.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation *of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) 51 ("FIN 46")*. FIN 46 addresses consolidation by business enterprises of variable interest entities ('VIE'). FIN 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns, or both. On December 24, 2003, the FASB issued a revision to FIN 46 ("FIN 46 R"). The adoption of FIN 46R did not have an impact on the financial position of the Company because the Company does not have any investments or holdings where FIN 46 R would be applicable.

On November 25, 2002, the FASB issued FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34* FIN 45 requires certain disclosures be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on the Company's statement of financial condition.

3. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

The amount reported in the statement of financial condition represent balances receivable from and payable to customers in connection with cash and margin transactions. The receivables are collateralized by securities held by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition. Included in receivable from and payable to customers are $4,635,180 and $3,690,217, respectively, due from and due to affiliates.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND FINANCIAL INSTITUTIONS

Receivable from brokers, dealers and financial institutions comprises securities failed to deliver and proprietary and customer cash and margin transactions cleared through a U.S. broker-dealer on an omnibus basis or through non-U.S. affiliates. Included in this balance is $4,083,091 due from affiliates.

Payable to brokers, dealers and financial institution primarily comprises securities failed to receive and net payables. Included in this balance is $16,710,123 due to affiliates.

5. RELATED-PARTY TRANSACTIONS

The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. The statement of financial condition reflects the following related-party balances as of December 31, 2003:

Assets:		
Receivable from brokers, dealers and financial institutions	$	4,083,091
Receivable from customers		4,635,180
Receivable from affiliates		819,932
Liabilities:		
Payable to brokers, dealers and financial institutions	$	16,710,123
Payable to customers		3,690,217

6. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are assumed to be paid or recovered.

As of December 31, 2003, the Company has deferred tax assets of approximately $76 million, relating to federal and state net operating losses carryforward in the amounts of approximately $199 million and $62 million, respectively, which have been fully reserved. These net operating losses carryforward will expire through 2023.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $250,000. At December 31, 2003, the Company's regulatory net capital was $81,270,531, and it's regulatory net capital in excess of the minimum required was $80,866,257.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES

Cash of $2,569,536 and U.S. Treasury bills with a market value of $3,997,120 have been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

9. COMMITMENTS AND CONTINGENCIES

Leases—The Company has noncancellable operating leases covering office space with an affiliate and third parties. Additionally, included in minimum future rentals is approximately $120 million related to office space for which there are sublease arrangements with outside parties. The leases and subleases expire on various dates through July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancellable leases are as follows:

Year	Lease Payment Outflow	Sublease Payment Inflows
2004	$ 10,913,925	$ 10,707,250
2005	10,890,000	11,310,583
2006	10,890,000	11,477,250
2007	10,890,000	11,477,250
2008	10,890,000	11,477,250
Thereafter	65,866,875	69,072,145
	$ 120,340,800	$ 125,521,728

Litigation—In the normal course of business, the Company may be subject to litigation. As of December 31, 2003, there were no pending legal actions against the Company.

Guarantees—In the ordinary course of business, the Company's clearing agreements might have a certain element of guarantee that meets the accounting definition of guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. PENSION PLAN AND DEFERRED COMPENSATION PLAN

The Company is a participant, in conjunction with affiliates, in a noncontributory defined benefit pension plan (the "Plan") covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes.

The information presented below represents the Company's share of the Plan at December 31, 2003.

Benefit obligation	$ (4,276,739)
Fair value of plan assets	1,332,862
Funded status	$ (2,943,877)
Accrued cost recognized in the statement of financial condition	$ 2,472,883
Weighted-average assumptions	
Discount rate	6.50%
Expected return on plan assets	8.00%
Rate of compensation increase	5.00%

The Company also participates with affiliates in an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

11. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include customers, generally U.S. institutional investors, and brokers and dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased should the value of such securities rise.

The Company records customer securities transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure its adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered and, when necessary, requires prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2003, the Company had commitments to sell foreign currency forwards totaling approximately $270,217.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's liabilities such as repurchase agreements, customer payables, and certain other payables are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 19, 2004

Santander Central Hispano Investment Securities Inc.
45 East 53rd Street
New York, New York 10022

In planning and performing our audit of the financial statements of Santander Central Hispano Investment Securities Inc. (the "Company") (a Delaware corporation) for the year ended December 31, 2003 (on which we issued our report dated February 19, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP